Exhibit 99.1

QIWI Completes Acquisition of 70% Interest in Contact and Rapida

MOSCOW, RUSSIA – June 2, 2015 – QIWI plc (Nasdaq: QIWI, MOEX: QIWI) (“QIWI” or the “Company”) today announced that it has completed the acquisition of a 70% interest in the Contact money transfer system (“Contact”) and the Rapida payment processing system (“Rapida”) in exchange for the issuance of 3,915,129 class B shares to Otkritie Financial Group (“Otkritie”) pursuant to QIWI’s agreement to acquire 100% ownership of Contact and Rapida previously announced on May 14, 2015. QIWI anticipates that it will acquire the remaining 30% interest in Contact and Rapida from Otkritie in exchange for the issuance of 1,677,912 class B shares to Otkritie before the end of July 2015, subject to the satisfaction of various closing conditions.

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 17.3 million virtual wallets, over 177,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

About Otkritie Financial Group

Otkritie Financial Group is a full-service financial group offering retail, corporate and institutional clients a wide range of banking, investment and insurance solutions. Otkritie’s total assets exceed RUB 4 trillion. Otkritie’s banking business ranks first among Russian major private banks and fourth among Russian banking groups by assets. The banking business comprises Otkritie FC Bank, Khanty-Mansiysk Otkritie Bank and Petrocommerce Bank (the latter to complete its integration into the Group before the end of 2015). Trust Bank will also join the Group through financial rehabilitation. Otkritie’s banking network includes approximately 700 branches of various formats and 4,000 ATMs across 60 key regions of Russia. Otkritie employs more than 22,000 people serving 4 million individuals and 186,000 legal entities.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding completion of the acquisition of the remaining interest in Contact and Rapida and the expected benefits therefrom and the relationship with Otkritie Financial Group. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the failure to obtain necessary regulatory approvals, the satisfaction of other conditions to the closing of the acquisition of the remaining interest in Contact and Rapida, the possibility that the length of time necessary to consummate the acquisition of the remaining interest in Contact and Rapida may be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with integrating the businesses of QIWI, Contact and Rapida, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy

Head of M&A and Investor Relations

+7.499.709.0192

ir@qiwi.com

Varvara Kiseleva

Investor Relations

+7.499.709.0192

ir@qiwi.com

2